UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 001-09120

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
THRIFT AND TAX-DEFERRED SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
80 PARK PLAZA
NEWARK, NEW JERSEY 07102

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
THRIFT AND TAX-DEFERRED SAVINGS PLAN

TABLE OF CONTENTS

Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits as of December 31, 2018 and 2017	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2018	3

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the Year Ended December 31, 2018	4-14

SUPPLEMENTAL SCHEDULE
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2018	15

SIGNATURE	16

EXHIBIT INDEX	17
All other schedules required by Section 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustee and Participants of Public Service Enterprise Group Incorporated
Thrift and Tax-Deferred Savings Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Public Service Enterprise Group Incorporated Thrift and Tax-Deferred Savings Plan (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017 and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4i - schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Kronick Kalada Berdy & Co., P.C.
We have served as the Plan’s auditor since 2006.
Kingston, Pennsylvania
June 28, 2019

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
THRIFT & TAX-DEFERRED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2018	2017
	(Thousands)
ASSETS
Investments:
Plan Interest in Master Employee Benefit Plan Trust (Note 3)	$1,677,832	$1,786,637
Total Investments	1,677,832	1,786,637
Receivables:
Notes Receivable from Participants	16,191	16,115
Deposits and Contributions – Employees	1,675	—
Deposits and Contributions – Employer	648	—
Total Receivables	18,514	16,115
Total Assets	1,696,346	1,802,752
LIABILITIES
Accounts Payable	231	963
Accrued Expenses	972	156
Total Liabilities	1,203	1,119
NET ASSETS AVAILABLE FOR BENEFITS	$1,695,143	$1,801,633
See Notes to Financial Statements.

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
THRIFT & TAX-DEFERRED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2018

(Thousands)
ADDITIONS
Interest on Notes Receivable from Participants	$627
Deposits and Contributions
Employees	66,853
Employer	20,028
Total Deposits and Contributions	86,881
Total Additions	87,508
DEDUCTIONS
Plan Interest in Loss of Master Employee Benefit Plan Trust (Note 3)	64,734
Benefit Payments to Participants	133,624
Administrative Expenses	1,656
Total Deductions	200,014
DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS, PRIOR TO TRANSFERS	(112,506)
Transfers from Other Plans-Net	6,016
DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(106,490)
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of Year	1,801,633
End of Year	$1,695,143
See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN
General
The following description of the Public Service Enterprise Group Incorporated Thrift and Tax-Deferred Savings Plan (“Plan”) is provided for general information purposes only. Participants should refer to the Summary Plan Description (“SPD”) for more information.

The Plan is a defined contribution retirement plan covering substantially all non-bargaining unit employees of Public Service Enterprise Group Incorporated (“Company”) and its Participating Affiliates (each, an “Employer”). The Company’s Employee Benefits Committee (“Benefits Committee”) is the Named Fiduciary of the Plan and controls and manages its operation and administration. The Company’s Thrift and Pension Investment Committee (“TPIC”) is the Named Fiduciary of the Plan responsible for management of the Plan investments and the selection, and monitoring of the funds offered under the Plan. The trustee of the Plan, The Bank of New York Mellon (“Trustee”), is responsible for the custody of the Plan’s assets. Fidelity Investments has been the record keeper since October 2, 2017. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan’s assets are held in a trust account by the Trustee and consist of a divided interest in an investment account of the Master Employee Benefit Plan Trust (“Master Trust”), a master trust established by the Company and administered by the Trustee.
Contributions, Deposits and Investment Options
Generally, Participants may contribute from 1% to 50% of their annual eligible compensation each year, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Participants have the ability to make Roth Elective Deferrals within the Plan. Participants may designate such Deposits as post-income tax contributions or Roth Elective Deferrals (together, “Nondeferred Deposits”), or pre-income tax contributions (“Deferred Deposits”). The Participant’s Employer contributes an amount equal to 50% of each Participant’s first 8% of eligible compensation made as Deposits as its matching contribution to the Plan (“Employer Contributions”). Employer Contributions begin after that Participant has completed 180 days of service, as defined in the Plan, with his/her Employer. Employer Contributions are made in cash. Participants may also contribute amounts representing distributions from other qualified plans and certain Individual Retirement Accounts (“IRAs”).
Participants may direct the investment of their accounts into various investment options offered by the Plan through the Master Trust. The Plan offers investment options in Investment Contracts, the Common Stock of the Company via the Enterprise Common Stock Fund (“Company Stock Fund”), which has been designated as an Employee Stock Ownership Plan (“ESOP”) under section 4975(e) of the Code, the Fidelity BrokerageLink Account, mutual funds consisting of various target-date funds, and other mutual funds.
There is a Frozen ESOP Fund which includes amounts only for Participants who were hired prior to August 1, 1986 and eligible for participation. Contributions to, or transfers into the Frozen ESOP Fund are no longer permitted. Frozen ESOP Fund Participants receive quarterly payments directly from the Trustee equal to the dividends paid to the Trustee on the shares of the Company Common Stock held for their account in the Frozen ESOP Fund.
Participant Accounts
Individual accounts are maintained for each Participant. Each Participant’s account consists of (a) Participant’s contributions (b) applicable Employer contributions, (c) earnings and/or losses, and (d) specific Participant transactions, as defined. The Participant’s account is reduced for certain administrative expenses. The benefit to which a Participant or beneficiary is entitled upon death, disability, retirement or termination of service, as applicable, is the benefit that can be provided from the Participant’s vested account.

NOTES TO FINANCIAL STATEMENTS

Participants who have elected to participate in the Company Stock Fund may elect to have the dividends on the shares of the Common Stock paid directly to the Participant (or beneficiary) in cash or paid to the Participant’s account, which will then be reinvested in the Company Common Stock Fund. The reinvestment provision is not applicable with respect to Company Common Stock held in a Participant’s Frozen ESOP Fund.
Notes Receivable from Participants
Except as discussed in the following paragraph, Participants may borrow from their Plan accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance at the time the loan is originated. The loans are secured by the balance in the Participant’s account and existing loans bear interest at rates that at December 31, 2018, range from 3.25% to 5.25%, which are commensurate with local prevailing rates at the time that the loan was originated, as determined, at such time by the Benefits Committee or its delegee. Principal and interest is paid ratably through payroll deductions.
No amounts may be loaned directly from any ESOP Fund, from any portion of a Participant’s account attributable to transfers from the Cash Balance Component of the Pension Plan of Public Service Enterprise Group Incorporated (“Cash Balance Component”) or from assets held in the Fidelity BrokerageLink. Participants can initiate only one loan per calendar year and may have no more than two loans outstanding at any one time.
These loans are measured at their unpaid principal balances plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowances for credit losses has been recorded as of December 31, 2018 and 2017. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits
Upon termination of service, a Participant may elect to receive an amount equal to the value of the vested interest in his or her account in either a lump-sum payment or may elect to leave the account balance in the Plan and elect a distribution at a later time. If a Participant is no longer working for the Company and has a balance in the Plan, he or she must begin to receive distributions from his or her account no later than April 1 following the calendar year in which he or she reaches age 70½. Prior to October 2, 2017, a Participant who terminated service on account of retirement could have elected installments in lieu of a lump sum. If a Participant’s account balance is less than $1,000 at the time of termination, the Participant will receive an automatic lump-sum payment for the entire account balance. For termination due to death, the Participant’s beneficiary will receive a lump-sum distribution equal to the value of the Participant’s vested interest in his or her account. For termination of service for reasons other than those described above, the Participant may elect to receive a lump-sum distribution equal to the value of the Participant’s vested interest in his or her account, or leave the account balance in the Plan and elect a distribution at a later date, but not later than April 1 following the calendar year in which he or she reaches age 70 ½.
If a Participant withdraws certain post-income tax Deposits and/or vested Employer Contributions before such amounts have been in the Plan for twenty-four months, the Plan imposes a penalty in that such Participant will not be eligible to receive matching Employer Contributions during the subsequent six months. If a Participant again withdraws certain post-income tax Deposits and/or vested Employer Contributions before such amounts have been in the Plan for twenty-four months, the Plan imposes a penalty in that such Participant will not be eligible to make contributions to the Plan for six months.
Withdrawals of Nondeferred Deposits and Employer Contributions are made as soon as practicable after such elections are received by the Plan’s record keeper. Nondeferred Deposits may be withdrawn at any time, but certain penalties may apply. Deferred Deposits may not be withdrawn during employment prior to age 59½ except for reasons of extraordinary financial hardship and to the extent permitted by the IRC (“hardship withdrawals”). Distributions to Participants of approved hardship withdrawals are made as soon as practicable after such approval. If a Participant receives a hardship withdrawal, such Participant will not be eligible to make contributions to the Plan for six months.
Vesting
All Participants are 100% vested in the Plan from the first date of hire, except for certain amounts transferred from the Cash Balance Component, for which the vesting schedule under the Cash Balance Component applies.

NOTES TO FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan permits Participants to select from among various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near-term and that such changes could materially affect Participants’ account balances and the amounts reported in the financial statements.
Investment Valuation and Income Recognition
The Plan’s investment is in the Master Trust. The investments maintained in the Master Trust are stated at fair value, as determined by quoted market prices, except for its contracts within the Stable Value Fund, which are valued at contract value, Short-Term Investments and Cash Equivalents. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Master Trust’s investments in the investment contracts of the Stable Value Fund are with various insurance companies and other financial institutions. Contract value is discussed in Note 3. See Note 4 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Payment of Benefits
Benefit payments to Participants are recorded upon distribution.
Administrative Expenses of the Plan
Certain expenses incurred with the general administration of the Plan, including taxes and brokerage costs, are recorded in the accompanying Statement of Changes in Net Assets Available for Benefits. Certain administrative functions performed by the officers and employees of the Company are paid by the Employers (Note 6).
Transfers of the Frozen ESOP Fund
Participants are permitted to transfer all, but not less than all, of the shares of the Company’s Common Stock from their Frozen ESOP Fund to other investment options in the Plan. To effectuate such transfers, the Trustee will sell the shares of the Company’s Common Stock held in the Frozen ESOP Fund and invest the proceeds in the other investment funds designated by the Participant. The cash value of each share of the Company’s Common Stock transferred will be equal to the price per share of the Company’s Common Stock actually received by the Trustee.

NOTES TO FINANCIAL STATEMENTS

New Accounting Pronouncement
In February 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-06, Employee Benefit Plan Master Trust Reporting - a consensus of the FASB Emerging Issues Task Force, which is intended to improve the usefulness of the information reported to users of employee benefit plan financial statements. The ASU relates primarily to how a plan reports its interest in a master trust. For each master trust in which a plan holds an interest, the plan will be required to disclose, as separate line items, the plan’s interest in the statement of net assets available for benefits and any changes in that interest in the statement of changes in net assets available for benefits. In addition, a plan with a dividend interest in the individual investments of the master trust will no longer be required to disclose its percentage interest in the master trust, but rather will be required to disclose the master trust’s investments by general type and the individual plan’s dollar amount of its interest in the master trust’s investments by general type. Further, all plans will be required to disclose both their master trust’s other asset and liability balances and the dollar amount of the individual plan’s interest in each of those balances.
The amendments in the ASU are effective for fiscal years beginning after December 15, 2018, with early adoption permitted. Entities will be required to adopt the guidance retrospectively to all periods presented. Management has elected to early adopt the ASU for the current year, the adoption of the ASU did not have a material impact on the financial statements.
Subsequent Events
The Plan has evaluated the effects of events that have occurred subsequent to December 31, 2018, through the filing date of this Form 11-K and identified no subsequent events.

3.	INVESTMENT OF THE PLAN AND THE PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED EMPLOYEE SAVINGS PLAN (SAVINGS PLAN) IN THE MASTER TRUST
Use of the Master Trust permits the commingling of trust assets with the assets of the Savings Plan for investment and administrative purposes. The Savings Plan is a defined contribution retirement plan available to represented employees of the Employers. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net assets and income or loss of the investment account to the respective participating plans. The net assets and the investment income or loss of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans. Master Trust investments consisted of:

	As of December 31,
	2018	2017
	(Thousands)
Investments of Master Trust at fair value:
Cash, Cash Equivalents and Short-Term Investments	$42,808	$48,654
Common Stock of Public Service Enterprise Group Incorporated*	259,246	248,516
Mutual Funds	1,856,882	2,026,827
Fixed Income Securities	204,804	231,383
Preferred Securities	372	586
Fidelity BrokerageLink (a)	106,563	112,491
Total Investments, at fair value	2,470,675	2,668,457
Investment of Master Trust, at contract value:
Investment contracts (Stable Value Fund)	765,897	786,336
Net Accounts Receivable (Payable) (a)	(6,662)	(20,716)
Total Investments of Master Trust	$3,229,910	$3,434,077
(a) Includes interest and dividends and receivables and payables related to pending securities sales and purchases.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2018
(Thousands)
Investment Income of Master Trust:
Net Depreciation in Fair Value of Mutual Funds, Fixed Income and Preferred Securities	$(149,279)
Net Depreciation in Fair Value of Fidelity BrokerageLink (a)	(11,784)
Net Appreciation in Fair Value of Common Stock of Public Service Enterprise Group Incorporated*	4,908
Interest from Investment Contracts	20,016
Dividends from Common Stock of Public Service Enterprise Group Incorporated*	8,633
Total Investment Loss, Net	$(127,506)

(a) Amounts primarily relate to equity investments in stocks and in mutual funds. The net change in fair value is primarily comprised of realized/unrealized gains or losses and dividends earned on these equity investments.

*	Permitted party-in-interest.

The changes in net assets of the Master Trust for the year ended December 31, 2018 are summarized as follows:

For the Year Ended December 31, 2018
(Thousands)
Changes in net assets:
Net depreciation of investments	$(156,155)
Dividends from Common Stock of Public Service Enterprise Group Incorporated	8,633
Interest from Investment Contracts	20,016
Net Investment Loss	(127,506)
Administrative Expenses	(3,203)
Net Transfers	(73,458)
Decrease in Net Assets	(204,167)
Net Assets
Beginning of Year	3,434,077
End of Year	$3,229,910

NOTES TO FINANCIAL STATEMENTS

Assets of the Stable Value Fund
The Stable Value Fund utilizes a “building block” approach that invests in a series of proprietary commingled fixed income funds to build each stable value portfolio. This approach provides diversification, typically between 2,500 and 3,000 individual securities broadly diversified across fixed income sectors. As of December 31, 2018, the Stable Value Fund was comprised of the following:

Issuer	Expiration	Effective Rate	Contract Value (Thousands)
Met Tower Life (A)	Open-Ended	2.58%	$95,865
Pacific Life Insurance (A)	Open-Ended	2.85%	135,886
Prudential Ins Co. (A)	Open-Ended	3.02%	130,540
Transamerica (A)	Open-Ended	2.77%	135,051
RGA (A)	Open-Ended	2.59%	132,363
Voya Retirement & Annuity Co. (A)	Open-Ended	2.57%	136,192
Total Investment Contracts			765,897
Investment in BlackRock Financial Mgmt Short-Term Investment		2.25%	17,734
Total Stable Value Fund			$783,631

(A)	Managed by INVESCO Institutional, Inc.

As of December 31, 2017, the Stable Value Fund was comprised of the following:

Issuer	Expiration	Effective Rate	Contract Value (Thousands)
Bank of Tokyo (A)	Open-Ended	2.17%	$98,621
Pacific Life Insurance (A)	Open-Ended	2.57%	139,331
Prudential Ins Co. (A)	Open-Ended	2.70%	133,591
Transamerica (A)	Open-Ended	2.41%	138,609
RGA (A)	Open-Ended	2.27%	136,070
Voya Retirement & Annuity Co. (A)	Open-Ended	2.18%	140,114
Total Investment Contracts			786,336
Investment in BlackRock Financial Mgmt Short-Term Investment		0.94%	16,305
Total Stable Value Fund			$802,641

(A)	Managed by INVESCO Institutional, Inc.
Most of the investments in the Stable Value Fund are in benefit-responsive investment contracts. The units in the underlying “building block funds” are held by the Plan’s Trustee. The accounts are credited with earnings on the underlying investments and charged for Participant withdrawals and administrative expenses. The investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Master Trust.
Because the investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contracts. Contract value, as reported to the Master Trust by the Stable Value Fund managers, represents contributions made under the contracts, plus earnings, less Participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon with the issuers, but may not be less than zero. Such rates are reviewed on a quarterly basis for resetting. The contract does not permit the insurance companies to terminate the agreement prior to the scheduled maturity date.

NOTES TO FINANCIAL STATEMENTS

The Plan's ability to recieve amounts due is dependent on the issuer's ability to meet its financial obligations. The issuer's ability to meet its contractual obligations may be affected by future economic and regulatory developments.
Certain events limit the ability of the Master Trust, as directed by the Plan, to transact at contract value with the issuers. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, (4) the failure of the Master Trust to qualify for exemption from federal income taxation or any required prohibited transaction exemption under ERISA, or (5) premature termination of the contract. No events are probable of occuring that might limit the ability of the Plan to transact at contract value with the contract issuers and that would limit the ability of the Plan to transact at contract value with the participants.
In addition, certain events allow the issuer to terminate the contract with the Plan and settle at an amount different from contract value. Such events include (1) an uncured violation of the Plan's investment guidelines, (2) a breach of material obligation under the contract, (3) a material misrepresentation, (4) a material amendment to the agreement without the consent of the issuer.
The average yield based on actual earnings was approximately 3.12% and 2.43% for 2018 and 2017, respectively. The average yield based on interest rate credited to Participants was approximately 2.73% and 2.36% for 2018 and 2017, respectively.
The fair market value of the wrapper contracts in the Stable Value Fund, which is the difference between the Fund’s fair value and contract value, was lower by $4,153,440 as of December 31, 2018 and was higher by $8,768,810 as of December 31, 2017.
Assets of the Company Stock Fund
The assets of the Company Stock Fund are invested in shares of the Company’s Common Stock.
Fidelity BrokerageLink
The Fidelity BrokerageLink is a self-directed brokerage account in which Participants can select and manage a wide selection of investments, including mutual funds and stocks. Deposits into the Fidelity BrokerageLink must come from balances transferred from the other options in the Plan. Participants may transfer up to 99% of their account balance, less certain fees, to the Fidelity BrokerageLink.
Plan Interest in Master Employee Benefit Plan Trust
As of December 31, 2018 and 2017, the Plan's interest in Master Trust investments consisted of:

	As of December 31,
	2018	2017
	(Thousands)
Plan Interest in Master Trust investments at fair value:
Cash, Cash Equivalents and Short-Term Investments	$24,419	$27,249
Common Stock of Public Service Enterprise Group Incorporated*	114,573	111,996
Mutual Funds	963,500	1,047,209
Fixed Income Securities	105,942	118,990
Preferred Securities	192	301
Fidelity BrokerageLink (a)	57,647	61,661
Total Investments, at fair value	1,266,273	1,367,406
Investment of Master Trust, at contract value:
Investment contracts (Stable Value Fund)	414,817	429,936
Net Accounts Receivable (Payable) (a)	(3,258)	(10,705)
Total Plan Interest in Master Trust Investments	$1,677,832	$1,786,637

(a)	Includes interest and dividends and receivables and payables related to pending securities sales and purchases.
*	Permitted party-in-interest.

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE MEASUREMENTS
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

•	Level 1—Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•	Level 2—Inputs to the valuation methodology include:

◦	quoted prices for similar assets or liabilities in active markets;

◦	quoted prices for identical or similar assets or liabilities in inactive markets;

◦	inputs other than quoted prices that are observable for the asset or liability;

◦	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
The following tables present information about the Master Trust’s investments measured at fair value on a recurring basis at December 31, 2018 and December 31, 2017, including the fair value measurements and the levels of inputs used in determining those fair values.

	Recurring Fair Value Measurements as of December 31, 2018
Description	Total	Quoted Market Prices for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Thousands)
Cash, Cash Equivalents and Short-Term Investments	$42,808	$42,808	$—	$—
Common Stock of Public Service Enterprise Group Incorporated*	259,246	259,246	—	—
Mutual Funds	1,856,882	1,856,882	—	—
Fixed Income Securities	204,804	—	204,804	—
Preferred Securities	372	—	372	—
Fidelity BrokerageLink	106,563	93,315	13,248	—
Total Investment in Master Trust, at fair value	$2,470,675	$2,252,251	$218,424	$—

NOTES TO FINANCIAL STATEMENTS

	Recurring Fair Value Measurements as of December 31, 2017
Description	Total	Quoted Market Prices for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Thousands)
Cash, Cash Equivalents and Short-Term Investments	$48,654	$47,684	$970	$—
Common Stock of Public Service Enterprise Group Incorporated*	248,516	248,516	—	—
Mutual Funds	2,026,827	2,026,827	—	—
Fixed Income Securities	231,383	—	231,383	—
Preferred Securities	586	—	586	—
Fidelity BrokerageLink	112,491	99,315	13,176	—
Total Investment in Master Trust, at fair value	$2,668,457	$2,422,342	$246,115	$—

*	Permitted party-in-interest.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.
Certain commingled cash equivalents included in temporary investment funds are valued using observable market prices or market parameters such as time-to-maturity, coupon rate, quality rating and current yield.
Certain Short-Term Investments and Cash Equivalents are stated at cost, which approximates fair market value.
Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Master Trust are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Master Trust are deemed to be actively traded and are redeemable daily without restriction. Shares held by Company Stock Fund and Frozen ESOP Fund are valued at their closing price reported on the active market on which the security is traded daily.
Mutual funds' Net Asset Values are published and redeemable daily without restriction and are therefore considered Level 1.
Fixed Income securities include mainly investment grade corporate and municipal bonds, US Treasury obligations and Federal Agency asset-backed securities with a wide range of maturities. These investments are valued using an evaluated pricing approach that varies by asset class and reflects observable market information such as the most recent exchange price or quoted bid for similar securities and are therefore considered Level 2.
The Fidelity BrokerageLink account primarily consists of common stocks and preferred stocks that are measured using observable data in active markets and considered Level 1. The account also includes debt securities that are valued using an evaluated pricing approach that varies by asset class and reflects observable market information such as the most recent exchange prices or quoted bids for similar securities and considered Level 2.

NOTES TO FINANCIAL STATEMENTS

5.	FEDERAL INCOME TAX STATUS
The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated September 13, 2017, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). On or about January 31, 2014, the Company submitted an application under the IRS’ Employee Plans Compliance Resolution System to correct certain plan documents and operational errors. The Company received the compliance statement from the IRS dated August 31, 2017. The Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified, and the related trust is tax exempt.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2015.

6.	RELATED-PARTY TRANSACTIONS
Certain Plan investments are in the Company’s Common Stock. Since the Company is the Plan Sponsor, these transactions qualify as party-in-interest transactions. Certain administrative functions are performed by the officers and employees of the Company (who may also be Participants in the Plan) at no cost to the Plan.
As of December 31, 2018 and 2017, the Master Trust held 4,980,705 and 4,825,560 shares, respectively, of the Company’s Common Stock, in the Frozen ESOP Fund and the Company Stock Fund, with a market value per share of $52.05 and $51.50, respectively.
For the year ended December 31, 2018, the Master Trust recorded dividend income of approximately $8.6 million from the Company’s Common Stock.
These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory or administrative exemptions from ERISA’s rules on prohibited transactions.

7.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, Participants will become 100 percent vested in their employer contributions.

NOTES TO FINANCIAL STATEMENTS

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following describes classification differences between the financial statements and the Form 5500:

	2018	2017
Net assets available for benefits per the financial statements	$1,695,143,365	$1,801,633,212
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,142,130)	4,562,482
Net assets available for benefits per Form 5500	$1,693,001,235	$1,806,195,694
The Form 5500 includes a Net Investment Loss of $73,094,277 from Master Trust Investments for the year ended December 31, 2018 consisting of $71,424,142 of Investment Losses (comprised of the $64,733,770 of the Plan’s interest in losses of the Master Trust less the $6,704,612 adjustment from fair value to contract value for fully benefit-responsive investment contracts) less $1,655,895 of administrative expenses.

NOTES TO FINANCIAL STATEMENTS

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
THRIFT AND TAX-DEFERRED SAVINGS PLAN
PLAN No. 004, EIN No. 22-2625848
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2018

(a)	(b) Identity of Issue, Borrower or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
*	Various Participants	Participant Loans (maturing 2019 to 2023 at interest rates of 3.25% to 5.25%), secured by participant accounts	**	$16,190,638

*	Permitted party-in-interest.
**	Cost information is not required for participant-directed investments and loans, and therefore is not included.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.
Public Service Enterprise Group Incorporated
Thrift and Tax-Deferred Savings Plan
(Name of Plan)

By: /s/ Margaret M. Pego
Margaret M. Pego Chairperson of Employee Benefits Committee
Date: June 28, 2019

EXHIBIT INDEX

Exhibit Number

23.1	Consent of Independent Registered Public Accounting Firm